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VIA EDGAR AND ELECTRONIC MAIL

April 20, 2009

Mr. Jeffrey Foor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:      Variable Annuity Account Seven ("Registrant")
         AIG SunAmerica Life Assurance Company ("Depositor")
         Polaris II A-Class Platinum Series Variable Annuity
         Form N-4
         File Nos. 333-137882 and 811-09003

Dear Mr. Foor:

         Thank you for your telephone conversation on April 7, 2008 during which you provided comments to Post-Effective Amendment No. 13 and 14 on Form N-4 filed on February 13, 2009 by Registrant and Depositor. We have considered your comments and provided our responses below.

     1.  Fee Table, page 5

              a. Comment -- Please revise the footnote 2 to the Fee Table so that the information regarding the withdrawals charge appears as a separate footnote.

                  Response -- The Fee Table has been revised accordingly.

              b. Comment -- Please consider modifying the font size of the underlying fund fees to be larger than the font size of the footnotes.

                  Response -- The Fee Table has been modified accordingly.


     2.  General Account, page 53

              a. Comment -- Please consider adding disclosure describing the impact of the financial condition of the Company on the General Account Obligations.

                  Response -- The following disclosure has been added to the General Account discussion in the prospectus:

                  "Obligations that are paid of the Company's general account ("General Account") include the interest rate on available Fixed Accounts and amounts owed under your contract for death and/or living benefits which are in excess of contract value. The General Account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally

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                  associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. The Company manages its exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of its assets and liabilities, monitoring or limiting prepayment and extension risk in its portfolio, maintaining a large percentage of its portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk. With respect to the living benefits available in your contract, we also manage interest and market risk through a hedging strategy in the portfolio and we require that those who elect a living benefit allocate their Purchase Payments in accordance with specified investment parameters.

                  For additional information about the Company's financial strength, you may wish to review the ratings of the Company published by the Nationally Recognized Statistical Ratings Organizations by accessing their websites: A.M Best Company (www.ambest.com), Moody's Investor Service (www.moodys.com), Standard & Poor's (www.standardandpoors.com) and Fitch Ratings (www.fitchratings.com)."

We will file all revisions and all relevant exhibits and financial statements in a post-effective amendment to the registration statement on or before April 30, 2009. If you have any further questions, please contact me at 310-772-6545.

Very truly yours,

/s/ Manda Ghaferi

Manda Ghaferi
Assistant General Counsel